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                               Filed by Eimo Oyj
             Pursuant to Rule 425 under the Securities Act of 1933
                   Subject Company: Triple S Plastics, Inc.
                         Commission File No. 000-23474


EIMO OYJ STOCK EXCHANGE RELEASE 30.08.2000 16.15 1 (2)

TRIPLE S RELEASE

Triple S Plastics, Inc has today released the following information:

Excerpt:

"Triple S Plastics, Inc. announced today that it has established a new business in Manaus, Brazil to serve the needs of its customers in the rapidly growing wireless telecommunications and other high-growth datacom industries in Brazil and various countries in South America. The business will be known as Triple S Cosmosplast da Amazonia, Ltda., and is being formed in collaboration with Cosmosplast Industria e Comercio de Plasticos Ltda., a Brazilian plastics company serving the electronics and other selected consumer goods industries. The new company will be located in the Manaus Free Trade Zone, joining other worldwide-recognized names such as Nokia, Philips, Samsung, Siemens and Visteon. Triple S will have a 70% interest in the new venture and the Board of Directors will be comprised of representatives from both Triple S and Cosmosplast.

The facility is expected to be fully operational by the end of the year and, when fully equipped, will represent an investment of up to $5,000,000 over the next 2-3 years."

End of excerpt. The release is available at the internet address www.nasdaq.com, Company News, Security Code TSSS.

Background: Eimo Oyj and Triple S Plastics, Inc. have signed a formal Merger Agreement to create a global manufacturing company focused on serving the mobile communications industry and other high growth industries. The merger unites Eimos expertise in automation technologies, in-mold decorating and advanced
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finishing with Triple S expertise in state-of-the-art injection molding and manufacturing efficiencies. Both companies have a history of bringing highly technical capabilities and solutions to their respective client bases.

EIMO OYJ



Lauri Jalli
President
Contacts:
Elmar Paananen, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.
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This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimos March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S Annual Report on Form 10-K for the year ended March 31, 2000.